August 13, 2008
Via EDGAR and by courier
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street NE
Washington, D.C. 20549

RE:	Grand Canyon Education, Inc. Registration Statement on Form S-1 Filed on May 13, 2008 File No. 333-150876
Dear Mr. Spirgel:
     This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 10, 2008, to Grand Canyon Education, Inc. (the “Company”) regarding the Registration Statement on Form S-1, File No. 333-150876 (the “Registration Statement”), filed by the Company on May 13, 2008.
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 1 to the Registration Statement on Form S-1, together with a copy that is marked to show the changes from the initial filing.
     The Company has restated its financial statements as of December 31, 2006 and 2007 and for the three-year period ended December 31, 2007. Please see new Note 3, “Restatement of Financial Statements,” to the Company’s audited financial statements included in Amendment No. 1 to the Registration Statement.
General
     Staff Comment:
     1. Please be advised that you should include the price range, the size of the offering, and all other required information in an amendment to your Form S-l prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional

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comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
     Company Response:
     The Company acknowledges the Staff’s comment. The Company will not be distributing a preliminary prospectus in conjunction with this filing.
     Staff Comment:
     2. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.
     Company Response:
     The Company acknowledges the Staff’s comment and will notify the Staff as soon as practicable after FINRA so acts. As of the date of this letter, FINRA has supplied the underwriters with a standard response letter, but has not cleared the amount of compensation to be paid to the underwriters.
     Staff Comment:
     3. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.
     Company Response:
     The Company acknowledges the Staff’s comment and has filed the legality opinion and form of underwriting agreement. Certain other exhibits consisting of material contracts that are not yet in effect will be filed with a later amendment.
     Staff Comment:
     4. We note the extensive use of third-party statements, data, and statistics throughout the prospectus, With respect to statements attributed to such parties, please provide us with support for such statements. Please set forth the dates of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the referenced sources.

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     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to add the dates of all reports cited. In addition, the Company has delivered to the Staff, under separate cover and in the manner requested by the Staff, support for all third-party statements used in the Registration Statement. The Company requests that these materials be returned to it upon completion of the Staff’s review. The Company did not commission any of the referenced sources.
Prospectus Summary, page 1
     Staff Comment:
     5. We note your statement that you are “a leading ... provider of online postsecondary education services.” Please revise this statement to disclose that it is your belief and the basis for your belief. In this regard, indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to remove the word “leading” when describing its business.
Offering Summary, page 5
     Staff Comment:
     6. We note your statement that the special distribution “permits a return of capital to all of our stockholders as of the record date, and does so without significantly decreasing our capital resources or requiring these stockholders to sell their shares.” Please revise your disclosure under “Special Distribution” on page 32 to discuss when your principal stockholders, including your directors and executive officers, directly or indirectly, acquired their shares, the amount paid for those shares and the amount that will be paid to them in the special distribution. Provide corresponding changes to your disclosure under “Certain Relationships and Related Transactions — Special Distribution” on page 100.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement in the indicated sections to provide the information requested by the Staff.

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Summary Financial and Other Data, page 7
Selected Financial Data, page 37
     Staff Comment:
     7. Refer to “Other Data.” Revise to present net cash provided by (used in) investing and financing activities.
     Company Response:
      The Company acknowledges the Staff’s comment. Because the Company uses Adjusted EBITDA as a performance measure, and not as a measure of liquidity, the Company has chosen instead to eliminate the line item for “Net cash provided by (used in) operating activities,” and believes that the requested line items are therefore not necessary.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 40
     Staff Comment:
     8. Please revise to discuss in more detail the impact of any known trends and uncertainties associated with your participation in, and continued availability of, federal student aid programs under Title IV. For example, discuss and quantify the costs associated with administering the programs and complying with the regulations associated with the programs.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to discuss certain trends and uncertainties affecting companies, including the Company, that participate in federal student aid programs under Title IV.
     Staff Comment:
     9. We note your statement on page 42 that you treat online faculty as independent contractors “in accordance with industry practice.” Please remove this statement or revise to clarify the basis for your belief that it is appropriate to treat your online faculty as independent contractors rather than employees under applicable federal and state law.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to remove the above-quoted clause.
     Staff Comment:
     10. We note your disclosure on page 42 that you do not expect to make substantial investments in [y]our campus-based instructional costs and services, which include facilities and

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full-time adjunct faculty as you expect the mix of your student population to continue to shift toward online students. However, we note on page 20 that you have vulnerable computer networks and that you may be required to expend significant resources to protect against the threat of security breaches. Additionally, on page 21, you stated that in the future, you may need to develop course content solely or initially for online use. Please revise your disclosure accordingly.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to clarify the intent of the disclosure, which is that the Company expects its instructional costs and services as a percentage of tuition and other net revenue to decline as it leverages its support services that are in place over a larger tuition and enrollment base.
     Staff Comment:
     11. We note your disclosure on page 43 regarding the dispute with your former owner and the related standstill agreement. We also note that the standstill agreement does not appear as an exhibit to the registration statement. Please tell us why you believe it is not necessary to file this agreement. Refer to Item 601(b)(10)(iii) of Regulation S-K.
     Company Response:
     The Company’s material contractual obligations under the standstill agreement were fully performed when the Company made its $19.5 million payment on April 15, 2008. Because the Company no longer has any material obligations to be performed under the standstill agreement, it does not believe that the standstill agreement is a material agreement that is required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.
Seasonality, page 49
     Staff Comment:
     12. As disclosed herein, a portion of your on campus ground students do not attend courses during the summer months, which historically has impacted your second quarter and third quarter financial results. If true, please revise your disclosure to state that historically, you had incurred losses during those quarters.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to state that lower on-campus enrollment during the summer months has historically contributed to operating losses during those periods.

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Liquidity and Capital Resources, page 49
     Staff Comment:
     13. We note your belief that your current cash flow from operating activities, and other sources of liquidity, including cash, and cash equivalents will provide “adequate funds” for ongoing operations, planned capital expenditures and working capital requirements “for the foreseeable future.” Please provide a more detailed discussion of your ability to meet your short- and long-term liquidity needs and provide greater insight into the length of time that the sufficiency will extend. We consider “long-term” to be the period in excess of the next 12 months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In addition, revise to quantify your material short- and long-term liquidity requirements, to the extent practicable.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to clarify that cash flow from operations and other sources of liquidity, including cash and cash equivalents, will provide adequate funds for ongoing operations, planned capital expenditures, and working capital requirements for at least the next 24 months.
Regulation
State Education Licensure and Regulation, page 72
     Staff Comment:
     14. We note that you enroll students from all 50 states and the District of Columbia in your online education programs. Please identify the states in which you operate and are subject to state regulation. To the extent material, identity the states that have the particular laws and regulations you discuss, or that have sought to assert jurisdiction over educational institutions offering online degree programs, such as you. Discuss the extent to which you have not complied with the applicable regulations in such states and whether any such regulations have had or may have a material impact on your business.
     Company Response:
     As discussed in the section of the Registration Statement entitled “Regulation – State Education Licensure and Regulation,” the Company is authorized to offer its programs by the Arizona State Board for Private Postsecondary Education, the regulatory agency governing private postsecondary educational institutions in the state of Arizona, where the Company and its only campus are located. As further discussed in this section, state regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states, and can change frequently.
     While Arizona is the location of the Company’s business and only campus, the Company has obtained licenses or authorizations in other states where it believes its activities require it to

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be licensed or authorized, as well as in certain states where the Company has determined that licensure can facilitate the teaching certification process for graduates of its College of Education. The Company does not believe that any of the states in which it is currently licensed or authorized, other than Arizona, are material to its operations, and further believes that it will be able to comply with additional state licensing or authorization requirements that may arise or be asserted in the future. The Company does believe that, from an investor’s perspective, it is important to understand that state regulations applicable to educational institutions generally, and online education in particular, are continually evolving and unclear, and the disclosure in the Registration Statement describes this state of affairs.
     In response to the Staff’s comment, the Company has amended the Registration Statement to clarify the reasons why it may be licensed or authorized in states other than Arizona and also to state that, although it believes it is licensed in those jurisdictions that are material to its operations, because it enrolls students in all 50 states and the District of Columbia, it expects that other state regulatory authorities will request that it seek licensure in their states in the future.
Management Board Composition, page 87
     Staff Comment:
     15. Please revise your disclosure to discuss the matters considered by the board of directors in making the affirmative determination that no relationship exists between Messrs. Heath and Dorman and the company that would impair their independence under Nasdaq Marketplace Rule 4200. In particular, discuss what consideration was given to Messrs. Heath’s and Dorman’s association with Endeavour Capital, the company’s leading outside investor and financial advisor, and the business relationship between both companies.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to discuss the matters considered by the board of directors in making the affirmative determination that no relationship exists between Messrs. Heath and Dorman and the Company that would impair their independence under Nasdaq Marketplace Rule 4200.
Compensation Discussion and Analysis
Objectives of Compensation Programs, page 88
     Staff Comment:
     16. We note your disclosure on page 88 that in setting compensation levels you take into consideration the marketplace for individuals that you wish to attract. Further, we note that you have not engaged in any “formal benchmarking,” but rather compensation decisions have been made based on the knowledge of the market possessed by your board of directors, as supplemented by market knowledge of Endeavour Capital and your human resources department, and as negotiated with your named executive officers. Please explain what you

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mean by “formal benchmarking” and how you determined the elements and levels of your executive compensation relative to the other companies. Please identify any specific elements benchmarked, including whether you benchmarked total compensation, So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, identify the elements that were considered by the representatives of your lead outside investor. Identify any companies and industries used for benchmarking. See Regulation S-K Item 402(b)(2)(xiv).
     Company Response:
     To date, the Company has not engaged in any benchmarking in setting the compensation levels for any of the named executive officers or when making decisions to attract individuals to the Company. In response to the Staff’s comment, the Company has amended the Registration Statement to clarify its compensation practices.
Compensation Programs Design and Elements of Compensation, page 89
     Staff Comment:
     17. Please clarify how you consider the company’s and the individual’s performance in setting the compensation levels of your named executive officers. In this regard, we note that base salaries, which are the largest component of compensation, are contractually agreed at the time of initial employment, and are “not at risk.”
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to provide an example of how it considers the Company’s and the individual’s performance in setting compensation levels for its named executive officers.
Actions Taken in Current Fiscal Year, page 91
     Staff Comment:
     18. We note that you will adopt an equity incentive plan and an employee stock purchase plan in 2008. In light of your disclosure on page 89 regarding your view that the Richardsons’ ownership in the company provides a level of motivation that would not be appreciably enhanced through further equity incentives, please revise to clarify whether the Richardsons will be eligible to participate in these plans. Also, please explain the purpose of this plan and how it fits into your overall compensation philosophy and objectives. In addition, to the extent material, describe any changes to your other forms of compensation, such as salary and bonus, that will be undertaken for 2008.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to (i) clarify that although Brent Richardson and Chris Richardson are eligible to

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participate in the 2008 Equity Incentive Plan, the Company does not anticipate granting any material awards under such plan to Brent Richardson or Chris Richardson, (ii) link the 2008 Equity Incentive Plan and 2008 Employee Stock Purchase Plan to the Company’s overall compensation philosophy and objectives, and (iii) to describe material changes to other forms of compensation for fiscal 2008.
Certain Relationships and Related Transactions
General, page 98
     Staff Comment:
     19. We note your disclosure on page F-26 regarding payments made to, and cash provided by, Spirit Finance Acquisitions, LLC. Please describe the nature of any affiliation or common ownership between you, or any of your affiliates, and Spirit.
     Company Response:
     There is no common ownership among the Company or any of its affiliates and Spirit Finance Acquisitions, LLC (“Spirit”). Accordingly, we have removed any references to Spirit from Note 15 to our audited financial statements.
Voting Agreement, page 98
     Staff Comment:
     20. We note that the proxy and voting agreement described in this section does not appear as an exhibit to the registration statement; however, Item 601(b)(ii)(A) seems to require its filing as a material agreement. Please file.
     Company Response:
     The Company acknowledges the Staff’s comment and intends to file the proxy and voting agreement as an exhibit to the Registration Statement with its next amendment.
Beneficial Ownership of Common Stock, page 102
     Staff Comment:
     21. Please disclose the natural person(s) who exercise investment and voting control over the shares held by each entity or non-natural person listed as a principal shareholder, to the extent it is not widely held.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement disclose the natural person(s) who exercise investment and voting control over the

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shares held by each entity or non-natural person listed as a principal shareholder, to the extent it is not widely held.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
     Staff Comment:
     22. Please be advised that you must amend the registration statement to provide an unqualified report prior to its effectiveness.
     Company Response:
     The Company acknowledges the Staff’s comment and will amend the Registration Statement to provide an unqualified report prior to effectiveness of the Registration Statement.
Balance Sheets, page F-3
     Staff Comment:
     23. Revise your caption for Series A Preferred Stock to describe it as convertible.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement, including the balance sheet, to refer to the Series A preferred stock as the “Series A convertible preferred stock.”
Balance Sheets, page F-3
Statements of Operations, page F-4
     Staff Comment:
     24. Provide a description of the nature and calculation of the pro forma information in the notes to the financial statements. Per page 6, we note that the Series A and C Preferred Stocks will be automatically converted to common shares upon the closing of the initial public offering. We note your disclosure in Note 16 on page F-27.
     Company Response:
     In connection with the initial public offering, the Company anticipates declaring a special distribution to its pre-IPO stockholders, including the holders of its common stock, Series A convertible preferred stock and Series C preferred stock, equal to a stated percentage of the gross proceeds of the offering. The special distribution would be payable upon the closing of the offering (and upon the closing of the over-allotment option, if applicable) to such holders on an as converted to common stock basis. The amount of the special distribution is not yet known at

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this time, as it is dependent upon the size of the offering, which itself is dependent upon market conditions, but the Company anticipates that it will be significant in amount relative to its reported equity as of December 31, 2007 and as of June 30, 2008. In accordance with Staff Accounting Bulletin (“SAB”) Topic 1.B.3, management believes it is appropriate to present a pro forma balance sheet as of December 31, 2007 and as of June 30, 2008 alongside the corresponding historical balance sheets to reflect the accrual of the special distribution, but without giving effect to the receipt and distribution of the anticipated offering proceeds. The Company further anticipates that the special distribution will be in excess of its earnings for the twelve-month period ended June 30, 2008. In accordance with SAB Topic 1.B.3, management believes it is appropriate to present pro forma earnings per share data for the 2007 fiscal year, and the six-month period ended June 30, 2008, giving effect to the number of shares the proceeds from the sale of which would be necessary to pay the special distribution (to the extent that the special distribution exceeds earnings for the twelve-month period ended June 30, 2008) in addition to the historical earnings per share.
     The Company intends to amend the Registration Statement to include the pro forma presentation and calculations in a subsequent amendment to the Registration Statement that contains the proposed price range.
Note 2. Summary of Significant Accounting Policies
Formation and Transactions with Former Owner, page F-7
     Staff Comment:
     25. As disclosed, you accounted for the value of the Institute Warrant as a component of the cost of the Campus and related buildings. Considering that in 2004, you only acquired the right to purchase the ground campus and related buildings, tell us why it was appropriate to allocate a portion of the cost of the purchase right or option into the cost of the campus and related buildings.
     Company Response:
     As described in the Registration Statement, on June 25, 2004, the Company and the Institute entered into an agreement (the “Ancillary Agreement”) pursuant to which, among other things, the Company agreed to purchase substantially all of the ground campus and related buildings (the “Campus”) from the Institute. Concurrently, the Company assigned its rights to purchase the Campus under the Ancillary Agreement (the “Assignment Agreement”) to Spirit and, following Spirit’s purchase of the Campus from the Institute, simultaneously entered into a long-term lease with Spirit for use of the Campus (the “Lease Agreement”), which was accounted for as a capital lease transaction.
     In connection with, and as a part of the transactions effected by, the Ancillary Agreement, the Assignment Agreement, and the Lease Agreement, the Company issued to the Institute and Spirit warrants to purchase common stock of the Company (the “Institute Warrant” and the “Spirit Warrant,” respectively). In accordance with EITF Issue No. 96-18, Accounting

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for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services
(“EITF 96-18”), the Company estimated the value of the Institute Warrant and the Spirit Warrant ($420,000 and $127,000, respectively) and treated the value of those warrants as part of the cost of the Campus and the related capital lease with Spirit.
     Staff Comment:
     26. We further note from your disclosure that in connection with the standstill agreement, you acquired certain real property located on the Campus from the Institute. Clarify, if true, that this real property was included in the Ancillary Agreement. If not, tell us the nature of the property and how it affected the assignment of your right to purchase the ground campus and related buildings to Spirit.
     Company Response:
     The real property that was originally conveyed by the Institute to Spirit in connection with the Ancillary Agreement excluded one campus building and certain related real property, which the Institute continued to own. The Institute ultimately conveyed this building and related real property to the Company in connection with the Standstill Agreement. In response to the Staff’s comment, the Company has amended the Registration Statement to clarify this point.
     Staff Comment:
     27. Tell us the nature of the consideration that you received from Spirit in connection with your assignment of the right to purchase the ground campus and related buildings. Also, tell how you accounted for this consideration and the basis for your accounting.
     Company Response:
     The Company entered into the Assignment Agreement with Spirit as a means of financing the acquisition of the Campus from the Institute, and thereafter entered into the Lease Agreement with Spirit. The Company did not receive any consideration from Spirit in connection with the Assignment Agreement.
     Staff Comment:
     28. We note that you exercised your option related to your standstill agreement with the Institute on April 15, 2008. Citing your basis in the accounting literature, tell us how you accounted for this transaction including the initial $3 million payment and how the transaction is reflected in the financial statements. We also note on page 44 that you will recognize a prepaid royalty asset that will be amortized over future periods. Tell us how you determined the fair value of this asset and its amortization period.

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     Company Response:
     Under the Standstill Agreement, the Company was required to make an initial $3 million payment (the “Initial Payment”) upon execution of the Standstill Agreement, and it received the unilateral right to make an incremental $19.5 million payment (the “Optional Payment” and together with the Initial Payment, the “Total Payment”) on April 15, 2008, which would serve to settle the various disputes between the Company and the Institute, as described in the notes to the audited financial statements included in the Registration Statement. The terms of the Standstill Agreement did not provide the Institute with an option to terminate such agreement.
     The following table provides a tabular depiction of the Company’s allocation of the Total Payment to each of the assets acquired, obligations settled, and liabilities assumed (the “Acquired Net Assets”), based on the Company’s fair value estimates. The text following the table provides additional information regarding the allocation methodologies and the classifications of assets as “qualifying” or “non-qualifying” as defined by SFAS No. 141, Business Combinations (“SFAS No. 141”).

($ in millions)
Initial Payment	$3.0
Optional Payment	19.5

Total Payment to be allocated	$22.5

1) Obligations settled
-Accrued royalties due under Royalty Agreement (as of April 15, 2008)	$8.7
-Repurchase of Institute Warrant	6.0
-Repayment of Institute Loan, including accrued interest	2.3
-Other amounts due to Institute	0.3

2) Liabilities assumed and “Non-qualifying” assets acquired
-Assumption of Institute’s gift annuities obligation, at fair value	(0.9)

3) Cost to be allocated to assets acquired
-Real property and prepaid royalty asset	6.1

Total preliminary fair value estimates	$22.5

     Although the Initial Payment was not refundable to the Company under any circumstances, as of December 31, 2007, the Company had not yet exercised, or determined whether it would exercise, its unilateral option to pay the Institute the Optional Payment to settle the disputes with the Institute.

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     Subsequent to the Company’s Initial Payment to the Institute, and during the period that the Company’s option remained outstanding and exercisable, the Initial Payment represented, in substance, a prepaid component of the Total Payment.
     Given the uncertainty at December 31, 2007 as to the ultimate application of the Initial Payment, the Company classified this payment as a non-current asset (“deposit with former owner”) on its December 31, 2007 balance sheet. Given that the Company did not determine to exercise its option until after year end and did not exercise the option and make the Optional Payment to the Institute until April 15, 2008, management believes that the treatment of the Initial Payment as a deferred asset at December 31, 2007 is appropriate.
      The net assets acquired in connection with the Standstill Agreement do not constitute a “business,” as defined by EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and the Company has accounted for the Acquired Net Assets by allocating the cost of the Total Payment to the individual assets acquired and liabilities assumed based on the relative fair value method, as discussed in paragraph 9 of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), as well as in paragraphs 4 — 8 of SFAS No. 141. Because the recognition of goodwill is precluded in such asset acquisitions, goodwill was not recorded in connection with this transaction.
      The fair value of the Acquired Net Assets exceeded the Total Payment, and this excess amount was allocated on a relative fair value basis to the “qualifying assets” rather than to all assets (as described in paragraph 44 of SFAS No. 141). After applying the Total Payment to the obligations settled at the acquisition date, the assumed liabilities were recognized at fair value, and the remaining acquired assets were recognized based on their fair value relative to the total fair value of all qualifying assets.
     Accordingly, as indicated in the table above, the Total Payment was applied to the following items, in the order indicated: (1) to satisfy all past royalties due to the Institute; (2) to redeem the Institute Warrant, based on the original terms of such warrant; (3) to satisfy a loan provided by the Institute, including all accrued and unpaid interest thereon; and (4) to satisfy other amounts due to the Institute as of the option exercise date.
      The Standstill Agreement also requires the Company to assume future payment obligations in respect of certain gift annuities made to the Institute by donors prior to the acquisition, which represents a liability assumed under the Standstill Agreement and were recognized based on the fair value of such annuities at the option exercise date in accordance with the guidance provided in SFAS No. 157, Fair Value Measurements (“SFAS No. 157”).
     None of the assets acquired in the transaction constitute “non-qualifying” assets, and after the settlement of the obligations and the recognition of the gift annuity liability discussed above, the remaining $6.1 million of the Total Payment was allocated to the remaining acquired assets (“qualifying” assets), and recognized based on their individual fair value relative to the total fair value of all “qualifying” assets. As a result, the Company recognized the real property (i.e., land and a building) acquired from the Institute in the transaction as an asset at the option exercise

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date classified within “Property and equipment” and the property will be recognized at its relative fair value subject to impairment considerations under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”).
     The settlement of future royalty payment obligations to the Institute represents a settlement of the future royalty payment stream and the fair value of such obligation (i.e., the exit price) was determined at the option exercise date in accordance with the guidance provided in SFAS No. 157 and was recognized as a prepaid royalty asset at that date.
     Subsequent to the option exercise date, the prepaid royalty asset is being amortized as an operating expense in a systematic and rational manner consistent with the underlying assumptions utilized to calculate the fair value of the asset at the option exercise date. This amortization will continue until the asset is fully amortized. The prepaid royalty asset will be amortized as an operating expense over a 20-year period and not as contra-revenue given the considerations in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as the facts and circumstances of the royalty arrangement closely resemble “gross” revenue reporting, and the amortization of this asset arises only as a result of the Company’s operations (thus “operating expense” classification is appropriate versus classification in “other income (expense)”).
Revenue Recognition, page F-10
     Staff Comment:
     29. We note that when a student withdraws prior to the end of the third week of a semester, you will refund all or a portion of the tuition already paid. Tell us and disclose how your refund policy impacts your tuition revenue recognition policy.
     Company Response:
     The Company’s refund policy allows for a student to receive a refund of 100%, 75%, or 50% of the student’s tuition if the student withdraws during the first, second, or third week after the start of a term, respectively. Under its revenue recognition policy, the Company recognizes tuition revenue on a monthly basis evenly over the length of an academic term, typically four months, so that no revenue is recognized prior to the start of a course and, by the end of the first month, 25% of the revenue has been recognized. Accordingly, the Company does not recognize tuition revenue in excess of amounts it is entitled to retain under its tuition refund policy.
Note 3. Restricted Cash and Investments, page F-13
     Staff Comment:
     30. Tell us the nature of the municipal securities and U.S. Agency instruments and your basis for determining their fair value. Also, tell us if any of these instruments are considered auction rate securities. Further, please revise your disclosure to provide the maturity dates and redemption and interest rate provisions of all of your securities.

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     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to discuss the nature of the municipal securities and U.S. Agency instruments owned by the Company and the Company’s basis for determining their fair value as required by SFAS No. 157. None of the securities owned by the Company are considered auction rate securities.
Note 4. Property and Equipment, page F-14
     Staff Comment:
     31. Please disclose the remaining estimated useful life of each major classification of property and equipment.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to expand its disclosure under Note 2 concerning the estimated useful life of each major classification of property and equipment.
Note 7. Notes Payable and Capital Lease Obligations, page F-15
     Staff Comment:
     32. Tell us how you accounted for the amounts advanced by Spirit into the tenant improvement funds. Include in your response how these funds are reflected in the balance sheets, statements of operations and statements of cash flows.
     Company Response:
     Amounts advanced by Spirit as tenant improvement funds are recorded in the balance sheet as an increase in the capital lease obligation upon the receipt of the funds from Spirit, and are amortized along with the remainder of the capital lease obligation, in part through interest expense and in part through depreciation in the statements of operations, over the remaining term of the lease. Amounts advanced by Spirit as tenant improvement funds are recorded as a reduction of capital expenditures in the “Investing activities” section of the statements of cash flows.
Note 10. Preferred Stock and Equity Transactions
Series B Preferred Stock, page F-19
     Staff Comment:
     33. Tell us your consideration of EITF D-42 in accounting for the conversion of the remaining 865 shares of Series B into 800 shares of Series C. Also, tell us whether the conversion was made pursuant to the original terms of the Series B preferred stock. If so, tell us and disclose the nature of the terms.

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     Company Response:
     The original terms of the Series B preferred stock did not contain any provision to allow for the conversion of Series B preferred stock into Series C preferred stock and no amendment was made to the Series B preferred stock to allow for conversion into Series C preferred stock.
     The transaction in which certain holders of the Series B preferred stock received shares of Series C preferred stock for such shares of Series B preferred stock is most appropriately described as an exchange, and not a conversion. At December 17, 2007, the remaining 865 shares of Series B preferred stock were exchanged for 800 shares of Series C preferred stock. In the exchange, the fair value of the Series C preferred stock issued (i.e., fair value of the consideration transferred to the preferred stockholders) was equal to the carrying amount of the Series B preferred stock, net of issuance costs, at the exchange date. Contemporaneous with the exchange, several additional investors purchased shares of Series C preferred stock for cash at the same valuation as the exchange. No excess consideration was transferred to the holders of Series B preferred stock and no discount was applicable to the Series B preferred stock holders at the time of redemption. Management considered the guidance in EITF Issue No. D-42, The Effect on the Calculation of Earnings per share for the Redemption or Induced Conversion of Preferred Stock (“EITF D-42”), and concluded that the exchange therefore had no impact on net earnings available to common shareholders for purposes of calculating earnings per share.
     In response to the Staff’s comment, the Company has revised its disclosure in Note 11 to the audited financial statements included in the Registration Statement to describe the Series B transaction as an exchange, rather than a conversion.
Series C Preferred Stock, page F-19
     Staff Comment:
     34. Per page 6, we understand that the Series C Preferred Stock will be automatically converted to common shares upon the closing of the initial public offering through an amendment to your certificate of incorporation. Tell us if the Series C Preferred Stock agreement was amended to provide for this automatic conversion. If so, revise to disclose the date the agreement was amended and terms of the provision. If not, tell us why these preferred stocks can be automatically converted to common shares upon the closing of the initial public offering.
     Company Response:
     In May 2008, the board of directors and stockholders of the Company authorized an amendment to be made to the Company’s certificate of incorporation that provides for the Series C preferred stock to convert automatically into common stock upon the closing of a Qualified Public Offering (as defined in the Company’s certificate of incorporation). It is anticipated that this offering will constitute a Qualified Public Offering. The amendment is anticipated to be filed, and would become effective, prior to the effectiveness of the Registration Statement. In

Securities and Exchange Commission

response to the Staff’s comment, the Company has amended the Registration Statement to disclose this information and the terms of the conversion provision.
Warrants to Purchase Common Stock, page F-20
     Staff Comment:
     35. Citing your basis in the accounting literature, tell us whether you are accounting for the Institute Warrant as a liability or equity component.
     Company Response:
     The Institute Warrant was accounted for as a component of equity. Management has reviewed the December 1, 2006 Working Draft , Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments, prepared by the Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments Task Force and Staff of the American Institute of Certified Public Accountants (the “Roadmap”), including Chapter 2: Roadmap for Accounting for Freestanding Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, which includes evaluation of the instrument under SFAS No. 150, EITF D-98, EITF 00-19, and other applicable accounting literature. Based on this review, management determined that the Institute Warrant was a written call option to purchase a variable number of shares of the Company. The Institute Warrant provided for the delivery of a variable number of shares based on the then-current number of shares outstanding and did not provide the holder with any right to put the Institute Warrant to the Company. The monetary value of the shares delivered varied directly with the value of the Company’s common stock. The monetary value of the obligation to deliver these shares was not based on a fixed monetary amount, variations in something other than the fair value of the Company’s shares, or variations inversely related to changes in the fair value of the Company’s shares. The monetary value of the shares delivered upon exercise of the Institute Warrant was based solely on the variations in the fair value of the Company’s common stock and is therefore considered indexed solely to the Company’s own common stock. Management also concluded that the Institute Warrant was issued to a non-employee as a portion of the consideration to acquire the Campus.
     Based on the Roadmap, management determined that the Institute Warrant should be accounted for under other applicable GAAP until performance occurred. The applicable guidance that was evaluated by management and used to account for the Institute Warrant prior to performance occurring was EITF 96-18, whereby the Institute Warrant was accounted for as an equity instrument. Upon performance occurring (i.e., the Campus acquisition transaction closed), management evaluated the Institute Warrant under the provisions of EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”). The Institute Warrant only requires that the Company deliver shares as part of a physical settlement, and since there are no net-cash or net-share settlement features to the Institute Warrant, management concluded that it was appropriate to classify the Institute Warrant as equity. In addition, the Company evaluated the call feature embedded in the Institute Warrant, which permits the Company to redeem the Institute Warrant

Securities and Exchange Commission

at its sole discretion for $6 million, and concluded that, because the call option was solely within the Company’s control, equity classification was appropriate.
     Staff Comment:
     36. Citing your basis in the accounting literature, tell us how you are accounting for the Spirit Warrant.
     Company Response:
     The Spirit Warrant was accounted for as a component of equity and a capital lease asset as it was issued in connection with the Spirit lease. Management reviewed Chapter 2 of the Roadmap and determined that the Spirit Warrant is a written call option to purchase a fixed number of shares of the Company and does not provide the holder with any right to put the Spirit Warrant to the Company. The monetary value of the shares delivered varies directly with the value of the Company’s common stock. The monetary value of the obligation to deliver these shares is not based on a fixed monetary amount, variations in something other than the fair value of the Company’s shares, or variations inversely related to changes in the fair value of the Company’s shares. The monetary value of the shares delivered upon exercise of the Spirit Warrant is based solely on the variations in the fair value of the Company’s common stock and is therefore considered indexed solely to the Company’s own common stock. Management concluded that the Spirit Warrant was issued to a non-employee in connection with entering into a lease agreement.
     Based on the Roadmap, management determined that the Spirit Warrant should be accounted for under other applicable GAAP until performance has occurred. The applicable guidance that was evaluated by management and used to account for the Spirit Warrant prior to performance occurring was EITF 96-18, whereby the Spirit Warrant was accounted for as an equity instrument. Upon performance occurring (i.e., the execution of the lease agreement), management evaluated the Spirit Warrant under the provisions of EITF 00-19. The Spirit Warrant only requires that the Company deliver shares as part of a physical settlement, and since there are no net-cash or net-share settlement features, management concluded that it was appropriate to classify the Spirit Warrant as equity. In addition, the Company evaluated its call feature embedded in the Spirit Warrant, which permits the Company to redeem the Spirit Warrant at its sole discretion for $16 million, and concluded that, because the call option was solely within its control, equity classification remains appropriate.
Note 16. Subsequent Events
Blanchard Amendment, page F-26
     Staff Comment:
     37. Tell us your basis of measurement for the 200 shares of common stock issued to Blanchard. Also, tell us and disclose the fair value assigned to these shares.

Securities and Exchange Commission

     Company Response:
     Under the terms of the Company’s agreement with Blanchard Education, LLC, Blanchard would earn shares based upon specified levels of enrollment in business courses at the College of Business. In accordance with FAS 123R and EITF 96-18, each tranche of shares corresponding to a stated enrollment threshold set forth in the agreement has been treated as a share-based award subject to performance conditions. Accordingly, the Company has applied variable accounting procedures that have taken into account the value of each tranche of shares from the time it was deemed probable to be earned and then fixed the value when such tranche was actually earned.
     As of December 31, 2006, the Company determined that it had become probable that the first enrollment threshold would be met and, therefore, that Blanchard would earn the first tranche of 100 shares. Based on a valuation of its common stock at that date, the Company determined that $281,900 should have been set up as an asset and amortized between January 1, 2007 and February 6, 2016 (the expiration date of the license agreement). During the third quarter of 2007, this first enrollment threshold was in fact met, and Blanchard earned the first tranche of 100 shares, by which point the fair value of the award had increased to $398,400, and the related asset should have been increased accordingly. The Company has restated its financial statements to properly reflect the accounting for this transaction.
     On May 9, 2008, the Company and Blanchard amended the terms of the agreement, pursuant to which Blanchard was issued an additional 100 shares of the Company’s common stock in full settlement of all shares owed and contingently owed under this agreement. Thus, an additional 100 shares became earned on that date and all remaining performance conditions based on enrollment thresholds were terminated. Although a valuation as of December 31, 2007 valued the shares at $5,149 per share, because the Company filed its initial S-1 on May 13, 2008, the Company believes that the most appropriate value to be placed on the additional 100 shares is one that reflects the valuation placed on the Company in connection with its initial public offering. As the offering has not yet priced, the Company is required to estimate this value, and has valued the additional 100 shares at $29,954 per share. The asset of $2,995,400 was recorded on May 9, 2008 and is being amortized between that date and February 2016.
Updating
     Staff Comment:
     38. Update your financial statements and applicable sections under Rule 3-12 of Regulation S-X.
     Company Response:
     The Company has amended the Registration Statement to update its financial statements and applicable sections under Rule 3-12 of Regulation S-X.

Securities and Exchange Commission

* * * *
     If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 639-6820.

Sincerely, Grand Canyon Education, Inc.
By:	/s/ Christopher C. Richardson
Name: Christopher C. Richardson
Its:	General Counsel

Enclosures

cc:	DLA Piper US LLP
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)
Latham & Watkins LLP
Mark A. Stegemoeller, Esq. (via e-mail: mark.stegemoeller@lw.com)
Steven B. Stokdyk, Esq. (via e-mail: steven.stokdyk@lw.com)